UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IMPROVENET, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

45321E 10 6

(CUSIP Number)

Gregory R. Blatt, Esq.
IAC/InterActiveCorp
152 West 57th Street
New York, NY 10019
(212) 314-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45321E 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,770,740

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 35,770,740

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,770,740

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ServiceMagic, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,770,740

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 35,770,740

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,770,740

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sunbelt Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,770,740

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 35,770,740

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,770,740

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates (the “Schedule 13D”) to shares common stock, par value $0.001 per share (the “Common Stock”), of ImproveNet, Inc., a Delaware corporation (“ImproveNet”).  The principal executive offices of ImproveNet are located at 10799 North 90th Street, Suite 200, Scottsdale, AZ 85260.

Item 2.	Identity and Background

This statement is filed by IAC/InterActiveCorp, a Delaware corporation (“IAC”), ServiceMagic, Inc., a Delaware corporation (“ServiceMagic”), and Sunbelt Acquisition Corp., a Delaware corporation (“Sunbelt” and, together with IAC and ServiceMagic, the “Reporting Persons”).  IAC and its subsidiaries, via the Internet, the television and the telephone, engage in a worldwide business of interactivity across electronic retailing, travel services, ticketing services, personal services, local information services and teleservices.  The principal executive offices of IAC are located at 152 West 57th Street, New York, NY 10019.  ServiceMagic is a subsidiary of IAC.  ServiceMagic operates an online marketplace connecting consumers with businesses providing home improvement, repair, maintenance and other construction services.  Sunbelt is a wholly-owned subsidiary of ServiceMagic formed for purposes of consummating the merger described below.  The principal executive offices of the ServiceMagic and Sunbelt are located at 14023 Denver West Pkwy., Suite 200, Golden, CO 80401.

Annex A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of the Reporting Persons:  (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted.  Annex A is incorporated herein by reference.  To the knowledge of the Reporting Persons, each of the persons named on Annex A (the “Annex A Persons”), is a United States citizen.  During the last five years, neither the Reporting Persons nor any of the Annex A Persons (to the knowledge of the Reporting Persons) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Barry Diller, the Chairman and Chief Executive Officer of IAC, Universal Studios, Inc., Liberty Media Corporation, and Vivendi Universal, S.A. are parties to a stockholders agreement (the “IAC Stockholders Agreement”) relating to IAC.  Mr. Diller's business address is, c/o IAC at 152 West 57th Street, New York, New York 10019.  Through his own holdings, holdings owned jointly with Liberty and shares subject to proxy pursuant to the IAC Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control approximately 55.8% of the outstanding total voting power of IAC.  As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s stockholders.  Mr. Diller disclaims beneficial ownership of any shares of ImproveNet stock beneficially owned by IAC.

Item 3.	Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed because the Reporting Persons may be deemed to have obtained beneficial ownership of ImproveNet Common Stock pursuant to the Voting Agreements described below.  The Reporting Persons do not have any economic interest in the shares of ImproveNet Common Stock, and the Reporting Persons have not used any funds to purchase shares of ImproveNet Common Stock.  To the Reporting Persons’ knowledge, no person listed in Annex A has an ownership interest in ImproveNet.

On June 22, 2005, ServiceMagic and Sunbelt entered into separate but substantially identical Proxy and Voting Agreements (the “Group A Voting Agreements”) with each of Farsi Family Trust and Kinderhook Partners, LP (the “Group A Stockholders”).  The Group A Stockholders entered into the Group A Voting Agreements as an inducement for ServiceMagic and Sunbelt to enter into the Merger Agreement discussed in Item 4 and in consideration thereof.  ServiceMagic and Sunbelt have not paid additional consideration to the Group A Stockholders or ImproveNet in connection with the execution and delivery of the Group A Voting Agreements.  Separately, on June 22, 2005, ServiceMagic and Sunbelt entered into separate but substantially identical Proxy and Voting Agreements (the “Group B Voting Agreements” and, together with the Group A Voting Agreements, the “Voting Agreements”) with each of Ahmad Family Trust and Hayjour Family Limited Partnership (the “Group B Stockholders”).  The Group B Stockholders entered into the Group B Voting Agreements as an inducement for ServiceMagic and Sunbelt to enter into the Merger Agreement discussed in Item 4 and in consideration thereof.  ServiceMagic and Sunbelt have not paid additional consideration to the Group B Stockholders or ImproveNet in connection with the execution and delivery of the Group B Voting Agreements.

Item 4.	Purpose of Transaction

(a)-(b)  The Voting Agreements were entered into in connection with the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 2, 2005 by and among ServiceMagic, Sunbelt, ImproveNet and the Principal Stockholders of ImproveNet signatory thereto.  Pursuant to the Merger Agreement, subject to certain conditions, Sunbelt will be merged with and into ImproveNet with ImproveNet continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of ServiceMagic (the “Merger”).  As a result of the Merger, each issued and outstanding share of ImproveNet Common Stock will be automatically converted into the right to receive, subject to certain adjustments, approximately $0.12 in cash per share (the “Per Share Merger Consideration”).  Each outstanding stock option granted under the ImproveNet stock option plans with an exercise price that is less than the Per Share Merger Consideration that is vested at the effective time of the Merger (the “Effective Time”) will be automatically converted into the right to receive the Per Share Merger Consideration less the exercise price with respect to such stock option.  Each outstanding warrant to purchase ImproveNet Common Stock with an exercise price that is less than the Per Share Merger Consideration that is exercisable at the Effective Time will be automatically converted into the right to receive the Per Share Merger Consideration less the exercise price with respect to such warrant.  At the Effective Time, all those options and warrants other than those described above shall be automatically cancelled and terminated and shall not entitle the holder thereof to receive any consideration therefor.  The consummation of the Merger is subject to the approval of the stockholders of ImproveNet and other customary closing conditions.

ServiceMagic and Sunbelt entered into the Voting Agreements in connection with the Merger Agreement.  Pursuant to the Group A Voting Agreements, each of the Group A Stockholders agreed to vote, and has granted to Sunbelt and its successors and assigns, with full power of substitution and resubstitution, an irrevocable proxy and power of attorney to vote, at any meeting of the holders of ImproveNet Common Stock, however called, or in any other circumstance upon which the vote or other approval of holders of ImproveNet Common Stock is sought, its shares of ImproveNet Common Stock owned beneficially or of record: (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby; (ii) against any proposal that is intended to, or is reasonably likely to, result in any of the conditions of ServiceMagic’s or Sunbelt’s obligations under the Merger Agreement not being fulfilled; and (iii)  against (A) any Takeover Proposal (as defined in the Merger Agreement), or (B) the election of a group of individuals to replace a majority or more of the individuals presently on the Board of Directors of the ImproveNet; provided that if one or more individuals presently on the Board of Directors withdraws his or her nomination for reelection at any meeting of stockholders for the election of directors, the Group A Stockholder may vote for a replacement director nominated by ImproveNet’s Board of Directors for such individual(s).

In addition to the other covenants and agreements of the Group A Stockholder provided for in the Group A Voting Agreements, from the date of execution of the Group A Voting Agreements until the first to occur of the Effective Time or the termination of the Group A Voting Agreements, the Group A Stockholders have agreed that they will not enter into any agreement, arrangement or understanding with any Person or entity, the effect of which would be inconsistent with or violate the provisions and agreements contained in the Group A Voting Agreements.  Nothing in the Group A Voting Agreements shall in any way restrict or limit any Group A Stockholder from taking any action in the stockholder's capacity as a director or officer of ImproveNet or otherwise fulfilling the stockholder's  fiduciary obligations as a director or officer of ImproveNet.

The Group A Voting Agreements and the irrevocable proxy granted therein terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the Effective Time.

Pursuant to the Group B Voting Agreements, each of the Group B Stockholders agreed to vote, and has granted to Sunbelt and its successors and assigns, with full power of substitution and resubstitution, an irrevocable proxy and power of attorney to vote, at any meeting of the holders of ImproveNet Common Stock, however called, or in any other circumstance upon which the vote or other approval of holders of ImproveNet Common Stock is sought, its shares of ImproveNet Common Stock owned beneficially or of record: (i) against any proposal that is intended to, or is reasonably likely to, result in any of the conditions of ServiceMagic’s or Sunbelt’s obligations under the Merger Agreement not being fulfilled; and (ii)  against (A) any Takeover Proposal (as defined in the Merger Agreement), or (B) the election of a group of individuals to replace a majority or more of the individuals presently on the Board of Directors of the ImproveNet; provided that if one or more individuals presently on the Board of Directors withdraws his or her nomination for reelection at any meeting of stockholders for the election of directors, the Group B Stockholder may vote for a replacement director nominated by ImproveNet’s Board of Directors for such individual(s).

In addition to the other covenants and agreements of the Group B Stockholder provided for in the Group B Voting Agreements, from the date of execution of the Group B Voting Agreements until the first to occur of the Effective Time or the termination of the Group B Voting Agreements, the Group B Stockholders have agreed that they will not enter into any agreement, arrangement or understanding with any Person or entity, the effect of which would be inconsistent with or violate the provisions and agreements contained in the Group B Voting Agreements.  Notwithstanding the foregoing, if the Merger Agreement is terminated in accordance with its terms, each Group B Stockholder may sell its shares of ImproveNet Common Stock subject to the Group B Voting Agreements in open market transactions so long as such sale is not pursuant to, or in connection with, a Takeover Proposal, and so long as such sale, together with all other sales by such Group B Stockholder and the other stockholders of ImproveNet, does not result in any person or group of related persons acquiring in any manner, directly or indirectly, a majority equity interest in, or any voting securities representing at least a majority of the voting interests of, ImproveNet or any of its subsidiaries, whether or not presented as a Takeover Proposal.  Nothing in the Group B Voting Agreements shall in any way restrict or limit any Group B Stockholder from taking any action in the stockholder's capacity as a director or officer of ImproveNet or otherwise fulfilling the stockholder's fiduciary obligations as a director or officer of ImproveNet.

The Group B Voting Agreements and the irrevocable proxy granted therein terminate upon the earlier to occur of (a) eighteen (18) months after June 22, 2005, and (b) the Effective Time.
(c) Not applicable.

(d)  Upon consummation of the Merger, the directors of Sunbelt will be the directors of the Surviving Corporation, to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.  The current directors of Sunbelt are Rodney Rice, Richard Kang and Lee Spiegler.  The officers of the Surviving Corporation shall be the officers of the Sunbelt immediately prior to the consummation of the Merger, until their resignation or removal or until their respective successors are duly elected and qualified.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.
(f) Not applicable.

(g)  At the Effective Time of the Merger, the Certificate of Incorporation of Sunbelt, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law.  The Bylaws of Sunbelt, as in effect immediately prior to the Effective time, shall be the Bylaws of the Surviving Corporation at the Effective Time.

(h) - (i) If the Merger is consummated as planned, ImproveNet Common Stock will be deregistered under the Securities Act of 1933, as amended.

(j) Other than described above, the Reporting Persons currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
The information contained in Item 3 and Item 4 and Rows (11) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

(a)-(b)  Prior to June 22, 2005, neither of the Reporting Persons was the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of ImproveNet Common Stock.  Upon execution of the Voting Agreements, the Reporting Persons may be deemed to have acquired shared voting power (for the purposes described in the Voting Agreements) with respect to, and beneficial ownership of, the shares of ImproveNet Common Stock beneficially owned by each of the Group A stockholders and Group B Stockholders.  Based on representations made by the Group A Stockholders in the Group A Voting Agreements, the Group A Stockholders beneficially own an aggregate of 17,942,580 shares of ImproveNet Common Stock, constituting approximately 32.9% of such class (based on 54,552,653 shares, the number of shares outstanding as of June 22, 2005 as represented by ImproveNet in the Merger Agreement).  Based on representations made by the Group B Stockholders in the Group B Voting Agreements, the Group B Stockholders beneficially own an aggregate of 17,828,160 shares of ImproveNet Common Stock, constituting approximately 32.7% of such class (based on 54,552,653 shares, the number of shares outstanding as of June 22, 2005 as represented by ImproveNet in the Merger Agreement).  The total number of shares of ImproveNet Common Stock that the Reporting Persons may be deemed to beneficially own is 35,770,740 shares constituting approximately 65.6% of the total issued and outstanding shares of ImproveNet Common Stock (based on 54,552,653 shares, the number of shares outstanding as of June 22, 2005 as represented by ImproveNet in the Merger Agreement).

Except as disclosed in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer.

(c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Annex A, has effected any transaction in ImproveNet Common Stock during the past 60 days.

(d)  To the Reporting Persons’ knowledge, each Group A Stockholder and each Group B Stockholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of ImproveNet Common Stock owned by such Group A Stockholder and Group B Stockholder and reported by this statement.

(e) Not applicable.

References to, and descriptions of, the Merger Agreement, the Group A Voting Agreements and the Group B Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the form of Group A Voting Agreement and the form of Group B Voting Agreement listed as Exhibits 99.1, 99.2, and 99.3, respectively, to this Schedule 13D, which are incorporated in this Item 5 in their entirety where such references and descriptions appear.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and filed as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ImproveNet, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies .

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1

Agreement and Plan of Merger, dated as of June 22, 2005, by and among ServiceMagic, Inc., Sunbelt Acquisition Corp, ImproveNet and the Principal Stockholders of ImproveNet signatory thereto (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated June 22, 2005, as amended on June 27, 2005). Pursuant to the Merger Agreement, subject to certain conditions, Sunbelt will be merged with and into ImproveNet with ImproveNet continuing as the surviving corporation and a wholly-owned subsidiary of ServiceMagic.

99.2.

Form of Proxy and Voting Agreement by and among ServiceMagic, Sunbelt and the other parties thereto. Each of Farsi Family Trust and Kinderhook Partners, LP entered into substantially identical versions of this agreement.

99.3

Form of Proxy and Voting Agreement by and among ServiceMagic, Sunbelt and the other parties thereto. Each of Hayjour Family Limited Partnership and Ahmad Family Trust entered into substantially identical versions of this agreement.

99.4	Press Release issued by ServiceMagic, Inc. and ImproveNet, Inc., dated June 22, 2005 (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated June 22, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2005

IAC/INTERACTIVECORP

	By:	/s/ GREGORY R. BLATT
	Name:	Gregory R. Blatt
	Title:	Executive Vice President and General Counsel

SERVICEMAGIC, INC.

	By:	/s/ LEE SPIEGLER
	Name:	Lee Spiegler
	Title:	General Counsel

SUNBELT ACQUISITION CORP.

	By:	/s/ LEE SPIEGLER
	Name:	Lee Spiegler
	Title:	Secretary

ANNEX A TO SCHEDULE 13D

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and control person of IAC, ServiceMagic and Sunbelt.  The name of each person who is a director of IAC, ServiceMagic or Sunbelt, as the case may be, is marked with an asterisk.  Mr. Barry Diller is also a controlling person of IAC.

IAC/INTERACTIVECORP

Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Barry Diller*	Chairman of the Board, ChiefExecutiveOfficer and Director, IAC/InterActiveCorp	IAC/InterActiveCorp

Victor Kaufman*	Vice Chairman and Director, IAC/InterActiveCorp	IAC/InterActiveCorp

Gregory R. Blatt	Executive Vice President and General Counsel, IAC/InterActiveCorp	IAC/InterActiveCorp

Shana Fisher	Senior Vice President, Strategy and M&A, IAC/InterActiveCorp	IAC/InterActiveCorp

Thomas McInerney	Executive Vice President and Chief Financial Officer, IAC/InterActiveCorp	IAC/InterActiveCorp

Edgar Bronfman, Jr.* 75 Rockefeller Plaza New York, NY 10019	Chairman and Chief Executive Officer, Warner Music Group Corp	Warner Music Group Corp.

Donald Keough* 711 Fifth Avenue New York, NY 10022	Chairman of the Board, Allen & Company LLC	Allen & Company LLC

Marie-Josee Kravis* 625 Park Avenue New York, NY 10021	Senior Fellow, Hudson Institute	Hudson Institute

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Bryan Lourd* 9830 Wilshire Blvd. Beverly Hills, CA 90212	Partner and Managing Director, Creative Artists Agency	Creative Artists Agency

Steven Rattner* 375 Park Avenue New York, NY 10152	Managing Principal, Quadrangle Group LLC	Quadrangle Group LLC

Gen. H. Norman Schwarzkopf* 400 North Ashley Street Suite 3050 Tampa, FL 33602	Retired	N/A

Alan Spoon* 1000 Winter Street Suite 3350 Waltham, MA 02451	Managing General Partner, Polaris Venture Partners	Polaris Venture Partners

Diane Von Furstenberg* 389 West 12th Street New York, NY 10014	Chairman, Diane Von Furstenberg Studio L.P.	Diane Von Furstenberg Studio L.P. (Fashion Design)

SERVICEMAGIC, INC.

Unless otherwise indicated, the business address of each person listed below is 14023 Denver West Pkwy., Suite 200 Golden, CO 80401.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Michael J. Beaudoin	Co-Chief Executive Officer, ServiceMagic, Inc.	ServiceMagic, Inc.

Rodney Rice	Co-Chief Executive Officer, ServiceMagic, Inc.	ServiceMagic, Inc.
Gregory R. Blatt* 152 West 57th Street, New York, NY 10019	Executive Vice President and General Counsel, IAC/InterActiveCorp.	IAC/InterActiveCorp

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Thomas McInerney* 152 West 57th Street, New York, NY 10019	Executive Vice President and Chief Financial Officer, IAC/InterActiveCorp	IAC/InterActiveCorp

SUNBELT ACQUISITION CORP.

Unless otherwise indicated, the business address of each person listed below is 14023 Denver West Pkwy., Suite 200 Golden, CO 80401.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Rodney Rice*	Co-Chief Executive Officer, ServiceMagic, Inc.	ServiceMagic, Inc.

Richard Kang* 152 West 57th Street, New York, NY 10019	Senior Vice-President, Strategy and Business Development, IAC/InterActiveCorp	IAC/InterActiveCorp

John Robison	Director, Corporate Development, ServiceMagic, Inc.	ServiceMagic, Inc.

Lee Spiegler*	General Counsel, ServiceMagic, Inc.	ServiceMagic, Inc.

Each person listed above is a citizen of the United States of America.